FORM U-13-60

ANNUAL REPORT

For the Period
Beginning January 1, 2004 and Ending December 31, 2004
to the

U.S. SECURITIES AND EXCHANGE COMMISSION

of

Utility Shared Services Corporation

A Subsidiary Service Company

Date of Incorporation:  October 15, 2003

State or Sovereign Power under which Incorporated or Organized:  Delaware

Location of Principal Executive Offices of Reporting Company:

70 Farm View Drive
New Gloucester, Maine 04260

Name, title, and address of officer to whom
correspondence concerning this report should be addressed:

Rachel Michaud
Vice President, Treasurer & Secretary
70 Farm View Drive
New Gloucester, ME 04260

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

Energy East Corporation

INSTRUCTIONS FOR USE OF FORM U-13-60

1.

Time of Filing.

Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule ii, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.

Number of Copies.

Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.

Period Covered by Report.

The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.

Report Format.

Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5.

Money Amounts Displayed.

All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01(b)).

6.	Deficits Displayed. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01(c)).
7.

Major Amendments or Corrections.

Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.

Definitions.

Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.	Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.
10.

Methods of Allocation.

The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.

Annual Statement of Compensation for Use of Capital Billed.

The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

Annual Report of Utility Shared Services Corporation
For the Year Ended December 31, 2004

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

Annual Report of Utility Shared Services Corporation
For the Year Ended December 31, 2004

SCHEDULE I - COMPARATIVE BALANCE SHEET
(thousands of dollars)

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT	ASSETS AND OTHER DEBITS	REF SCHED	AS OF DECEMBER 31
			2004 Current	2003 Prior
	SERVICE COMPANY PROPERTY
101	Service company property, at cost	II	$4,252	-
107	Construction work in progress	II	2,891	-

	Total Property		7,143	-
108	Less accumulated provision for depreciation and amortization of service company property
		III	241	-

	Net Service Company Property		6,902	-
	INVESTMENTS
123	Investments in associate companies	IV	-	-
124	Other investments	IV	-	-

	Total Investments		-	-
	CURRENT AND ACCRUED ASSETS
131	Cash		1,644	-
134	Special deposits		-	-
135	Working funds		-	-
136	Temporary cash investments	IV	-	-
141	Notes receivable		-	-
143	Accounts receivable		271	-
144	Accumulated provision for uncollectible accounts		-	-
146	Accounts receivable from associate companies	V	13,585	-
152	Fuel stock expenses undistributed	VI	-	-
154	Materials and supplies		609	-
163	Stores expense undistributed	VII	-	-
165	Prepayments		24	-
174	Miscellaneous current and accrued assets	VIII	1	-

	Total Current and Accrued Assets		16,134	-
	DEFERRED DEBITS
181	Unamortized debt expense		-	-
184	Clearing accounts		-	-
186	Miscellaneous deferred debits	IX	-	-
188	Research, development, or demonstration expenditures
		X	-	-
190	Accumulated deferred income taxes		610	-

	Total Deferred Debits		610	-

	TOTAL ASSETS AND OTHER DEBITS		$23,646	-

Annual Report of Utility Shared Services Corporation
For the Year Ended December 31, 2004

SCHEDULE I - COMPARATIVE BALANCE SHEET (Continued)
(thousands of dollars)

		REF
ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL	SCHED	AS OF DECEMBER 31
			2004	2003
			Current	Prior
	PROPRIETARY CAPITAL
201	Common stock issued	XI	-	-
211	Miscellaneous paid-in-capital	XI	$587	-
215	Appropriated retained earnings	XI	-	-
216	Unappropriated retained earnings	XI	-	-

	Total Proprietary Capital		587	-
	LONG-TERM DEBT
223	Advances from associate companies	XII	-	-
224	Other long-term debt	XII	-	-
225	Unamortized premium on long-term debt		-	-
226	Unamortized discount on long term debt - debit		-	-

	Total Long-Term Debt		-	-
	CURRENT AND ACCRUED LIABILITIES
231	Notes payable		-	-
232	Accounts payable		7,499	-
233	Notes payable to associate companies	XIII	7,500	-
234	Accounts payable to associate companies	XIII	2,823	-
236	Taxes accrued		871	-
237	Interest accrued		67	-
238	Dividends declared		-	-
241	Tax collections payable		-	-
242	Miscellaneous current and accrued liabilities	XIII	3,432	-

	Total Current and Accrued Liabilities		22,192	-
	DEFERRED CREDITS
253	Other deferred credits		867	-
255	Accumulated deferred investment tax credits		-	-

	Total Deferred Credits		867	-
282	ACCUMULATED DEFERRED INCOME TAXES		-	-

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL
			$23,646	-

Annual Report of Utility Shared Services Corporation
For the Year Ended December 31, 2004

SCHEDULE II - SERVICE COMPANY PROPERTY
(thousands of dollars)

		BALANCE AT BEGINNING		RETIREMENT	OTHER CHANGES	BALANCE AT CLOSE
ACCOUNT	DESCRIPTION	OF YEAR	ADDITIONS	OR SALES	(1)	OF YEAR
	SERVICE COMPANY PROPERTY
301	Organization	-	-	-	-	-
303	Miscellaneous intangible plant	-	$335	-	-	$335
304	Land and land rights	-	-	-	-	-
305	Structures and improvements	-	-	-	-	-
306	Leasehold improvements	-	39	-	$259	298
307	Equipment (2)	-	-	-	-	-
308	Office furniture and equipment	-	2,819	-	800	3,619
309	Automobiles, other vehicles and related garage equipment
		-	-	-	-	-
310	Aircraft and airport equipment	-	-	-	-	-
311	Other service company property (3)	-	-	-	-	-

	Subtotal	-	3,193	-	1,059	4,252
107	Construction work in progress (4)	-	2,891	-	-	2,891

	TOTAL	-	$6,084	-	$1,059	$7,143

NOTES:

(1)   Provide an explanation of those changes considered material:

None

(2)   Subaccounts are required for each class of equipment owned. The Service Company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

None

(3)   Describe Other Service Company Property:

None

(4)   Describe Construction Work in Progress:

Information Technology related hardware/software development

Annual Report of Utility Shared Services Corporation
For the Year Ended December 31, 2004

SCHEDULE III - ACCUMULATED PROVISION FOR DEPRECIATION
AND AMORTIZATION OF SERVICE COMPANY PROPERTY
(thousands of dollars)

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS TO ACCOUNT 403	RETIREMENTS OR SALES	OTHER CHANGES (1)	BALANCE AT CLOSE OF YEAR
301	Organization	-	-	-	-	-
303	Miscellaneous intangible plant	-	$42	-	-	$42
304	Land and land rights	-	-	-	-	-
305	Structures and improvements	-	23	-	-	23
306	Leasehold improvements	-	-	-	-	-
307	Equipment	-	-	-	-	-
308	Office furniture and equipment	-	216	-	$(20)	216
309	Automobiles, other vehicles and related garage equipment
		-	-	-	-	-
310	Aircraft and airport equipment	-	-	-	-	-
311	Other service company property	-	-	-	-	-

	TOTAL	-	$261	-	$(20)	$261

NOTES

(1)   Provide an explanation of those changes considered material:

None

SCHEDULE IV - INVESTMENTS
(thousands of dollars)

INSTRUCTIONS: Complete the following schedule concerning investments.

Under Account 124, "Other Investments", state each investment separately, with description, including name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
123	Investment in associate companies	-	-
124	Other investments	-	-
136	Temporary cash investments	-	-

	TOTAL	-	-

Annual Report of Utility Shared Services Corporation
For the Year Ended December 31, 2004

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
(thousands of dollars)

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

	BALANCE AT BEGINNING	BALANCE AT CLOSE
	OF YEAR	OF YEAR
DESCRIPTION

Operations
Energy East Corporation	-	$1
New York State Electric & Gas Corporation	-	5,686
Rochester Gas and Electric Corporation	-	2,483
The Southern Connecticut Gas Company	-	1,233
Central Maine Power Company	-	3,225
Connecticut Natural Gas Corporation	-	927
The Berkshire Gas Company	-	8
Energy East Management Corporation	-	22

TOTAL	-	$13,585

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED
(thousands of dollars)

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

DESCRIPTION	LABOR	EXPENSES	TOTAL
Account 152 - Fuel Stock Expenses	-	-	-

TOTAL	-	-	-

Summary:  None

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
(thousands of dollars)

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

DESCRIPTION	LABOR	EXPENSES	TOTAL
Account 163 - Stores Expense	-	-	-

TOTAL	-	-	-

Annual Report of Utility Shared Services Corporation
For the Year Ended December 31, 2004

SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS
(thousands of dollars)

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
174	Miscellaneous current and accrued assets and accrued taxes	-	$1

	TOTAL	-	$1

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
(thousands of dollars)

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
186	Intangible asset associated with nonqualified pension plans	-	-

	TOTAL	-	-

SCHEDULE X - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES
(thousands of dollars)

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
188	Research, development, or demonstration expenditures	-	-

	TOTAL	-	-

Annual Report of Utility Shared Services Corporation
For the Year Ended December 31, 2004

SCHEDULE XI - PROPRIETARY CAPITAL

ACCOUNT NUMBER	CLASS OF STOCK	NUMBER OF SHARES AUTHORIZED	PAR OR STATED VALUE PER SHARE	OUTSTANDING NO. OF SHARES	CLOSE OF PERIOD TOTAL AMOUNT (Thousands)
201	Common Stock Issued	200	$.01	200	-

INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

ACCOUNT NUMBER	DESCRIPTION	AMOUNT (Thousands)
211	Miscellaneous Paid-In-Capital	$587
215	Appropriated Retained Earnings	-

	TOTAL	$587

INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid. (thousands of dollars)

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	NET INCOME OR (LOSS)	DIVIDENDS PAID	BALANCE AT CLOSE OF YEAR (Thousands)
216	Unappropriated Retained Earnings	-			-

	TOTAL	-			-

SCHEDULE XII - LONG-TERM DEBT
(thousands of dollars)

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes and advances on open accounts. Names of associated companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long-Term Debt, provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

NAME OF CREDITOR	TERM OF OBLIGATION CLASS & SERIES OF OBLIGATION	DATE OF MATURITY	INTEREST RATE	AMOUNT AUTHORIZED	BALANCE AT BEGINNING OF YEAR	ADDITIONS	DEDUCTIONS (1)	BALANCE AT CLOSE OF YEAR
Account 223 - Advances from Associate Companies:					-			-
Account 224 - Other Long-Term Debt:					-			-

TOTAL					-			-

(1)   Give an explanation of deductions.

Annual Report of Utility Shared Services Corporation
For the Year Ended December 31, 2004

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
(thousands of dollars)

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company. Give description and amounts of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
Account 233 - Notes Payable to Associate Companies	-	$7,500

TOTAL	-	$7,500

Account 234 - Accounts Payable to Associate Companies
Rochester Gas and Electric Corporation	-	1,946
New York State Electric & Gas Corporation	-	615
Energy East Management Company	-	206
Central Maine Power Company	-	28
Connecticut Natural Gas Corporation	-	24
The Southern Connecticut Gas Company	-	4

TOTAL	-	$2,823

Account 242 - Miscellaneous Current and Accrued Liabilities	-	$3,432
Accrued Employee Expenses

TOTAL	-	$3,432

Annual Report of Utility Shared Services Corporation
For the Year Ended December 31, 2004

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DEPRECIATION

Utility Shared Services Corporation determines depreciation expense using the straight-line method. Utility Shared Services Corporation's depreciation accruals were equivalent to 16.0% of average depreciable property for 2004.

INCOME TAXES

Deferred income taxes reflect the effect of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and the amount recognized for tax purposes.

2.    COMMITMENTS

LEASES

Utility Shared Services Corporation has entered into operating lease agreements for various facilities including office space and computer equipment. Total payments on operating leases for 2004 were approximately $5,429,000. Estimated future minimum lease payments are $4,715,000 in 2005.

3.   EMPLOYEE PENSIONS AND BENEFITS

Utility Shared Services Corporation employees transferring from other Energy East Corporation affiliate companies were covered by the pension plans of their originating company. The allocation of such costs to Utility Shared Services Corporation is determined by the plans' actuary based on benefit obligations for active participants. In January 2004, Utility Shared Services Corporation has also established a Cash Balance Retirement Benefit Plan for employees hired from outside of the Energy East Corporation affiliate companies. Utility Shared Services Corporation employees are covered by health and welfare plans sponsored by Energy East Management Corporation.

Utility Shared Services Corporation's pension and benefit costs for 2004 are reflected in Schedule XVII.

Annual Report of Utility Shared Services Corporation
For the Year Ended December 31, 2004

SCHEDULE XV - STATEMENT OF INCOME
(thousands of dollars)

ACCOUNT	DESCRIPTION	CURRENT YEAR	PRIOR YEAR
	INCOME
457	Services Rendered to Associate Companies	$71,498	-
458	Services Rendered to Nonassociate Companies	-	-
419	Other Interest Income	-	-
421	Miscellaneous Income or Loss	-	-

	TOTAL INCOME	$71,498	-

	EXPENSE
920	Salaries and Wages	$22,152	-
921	Office Supplies and Expenses	14,030	-
922	Administrative Expenses Transferred - Credit	-	-
923	Outside Services Employed	8,962	-
924	Property Insurance	-	-
925	Injuries and Damages	87	-
926	Employee Pensions and Benefits	3,024	-
928	Regulatory Commission Expense	-	-
930.1	General Advertising Expenses	-	-
930.2	Miscellaneous General Expenses	15,150	-
931	Rents	5,429	-
932	Maintenance of Structures and Equipment	-	-
403, 404	Depreciation and Amortization Expense	285	-
408	Taxes Other Than Income Taxes	1,611	-
409	Income Taxes	646	-
410	Provision for Deferred Income Taxes	-	-
411	Provision for Deferred Income Taxes - Credit	(610)	-
411.5	Investment Tax Credit	-	-
426.1	Donations	-	-
426.5	Other Deductions	1	-
427	Interest on Long-Term Debt	-	-
430	Interest on Debt to Associate Companies	724	-
431	Other Interest Expense	7	-

	TOTAL EXPENSE	$71,498	-

	NET INCOME OR (LOSS)	-	-

Annual Report of Utility Shared Services Corporation
For the Year Ended December 31, 2004

ANALYSIS OF BILLING

ASSOCIATE COMPANIES - ACCOUNT 457
(thousands of dollars)

NAME OF ASSOCIATE COMPANY	DIRECT COSTS CHARGED 457-1	INDIRECT COSTS CHARGED 457-2	COMPENSATION FOR USE OF CAPITAL 457-3	TOTAL AMOUNT BILLED
New York State Electric & Gas Corporation	$16,716	$14,518	323	$31,557
Rochester Gas and Electric Corporation	7,340	8,034	190	15,564
Central Maine Power Company	7,540	5,063	113	12,716
Connecticut Natural Gas Corporation	3,721	2,264	49	6,034
The Southern Connecticut Gas Company	3,053	2,195	49	5,297
Energy East Management Corporation	261	-	-	261
The Berkshire Gas Company	43	-	-	43
Energy East Corporation	6	-	-	6
Chester	6	-	-	6
Cumberland Securities	5	-	-	5
Central Securities	4	-	-	4
Maine Electric Power Company	3	-	-	3
Norvarco	2	-	-	2

TOTAL	$38,700	$32,082	$724	$71,498

ANALYSIS OF BILLING

NONASSOCIATE COMPANIES - ACCOUNT 458
(thousands of dollars)

INSTRUCTIONS:  Provide a brief description of the services rendered to each nonassociate company:

NAME OF NONASSOCIATE COMPANY	DIRECT COSTS CHARGED 458-1	INDIRECT COSTS CHARGED 458-2	COMPENSATION FOR USE OF CAPITAL 458-3	TOTAL COST	EXCESS OR DEFICIENCY 458-4	TOTAL AMOUNT BILLED
				-		-

TOTAL				-		-

Annual Report of Utility Shared Services Corporation
For the Year Ended December 31, 2004

SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE -
ASSOCIATE AND NONASSOCIATE COMPANIES
(thousands of dollars)

INSTRUCTIONS:  Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

ACCOUNT	DESCRIPTION OF ITEMS	ASSOCIATE COMPANY CHARGES			NONASSOCIATE COMPANY CHARGES			TOTAL CHARGES FOR SERVICE

		DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL

920	Salaries and wages	$3,301	$18,851	$22,152	-	-	-	$3,301	$18,851	$22,152
921	Office supplies and expenses	10,407	3,623	14,030	-	-	-	10,407	3,623	14,030
922	Administrative expense transferred - credit	-	-	-	-	-	-	-	-	-
923	Outside services employed	3,828	5,134	8,962	-	-	-	3,828	5,134	8,962
924	Property insurance	-	-	-	-	-	-	-	-	-
925	Injuries and damages	-	87	87	-	-	-	-	87	87
926	Employee pensions and benefits	857	2,167	3,024	-	-	-	857	2,167	3,024
928	Regulatory commission expense	-	-	-	-	-	-	-	-	-
930.1	General advertising expenses	-	-	-	-	-	-	-	-	-
930.2	Miscellaneous general expenses	16,893	(1,743)	15,150	-	-	-	16,893	(1,743)	15,150
931	Rents	3,237	2,192	5,429	-	-	-	3,237	2,192	5,429
932	Maintenance of structures and equipment	-	-	-	-	-	-	-	-	-
403, 404	Depreciation and amortization expense	74	211	285	-	-	-	74	211	285
408	Taxes other than income taxes	-	1,611	1,611	-	-	-	-	1,611	1,611
409	Income taxes	-	646	646	-	-	-	-	64 6	646
410	Provision for deferred income taxes	-	-	-	-	-	-	-	-	-
411	Provision for deferred income taxes - credit	-	(610)	(610)	-	-	-	-	(610)	(610)
411.5	Investment tax credit	-	-	-	-	-	-	-	-	-
426.1	Donations	-	-	-	-	-	-	-	-	-
426.5	Other deductions	-	1	1	-	-	-	-	1	1
427	Interest on long-term debt	-	-	-	-	-	-	-	-	-
430	Interest on debt to associate companies	96	628	724	-	-	-	96	628	724
431	Other interest expense	7	-	7	-	-	-	7	-	7

	Total	$38,700	$32,798	$71,498	-	-	-	$38,700	$32,798	$71,498

Annual Report of Utility Shared Services Corporation
For the Year Ended December 31, 2004

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
BY DEPARTMENT OR SERVICE FUNCTION
(thousands of dollars)

INSTRUCTIONS:  Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Account(s))

ACCOUNT	DESCRIPTION OF ITEMS	DEPARTMENT OR SERVICE FUNCTION

		TOTAL AMOUNT	Human Resource & Payroll	Supply Chain

920	Salaries and wages	$22,152	$917	$3,099
921	Office supplies and expenses	14,030	1,214	484
922	Administrative expense transferred - credit	-	-	-
923	Outside services employed	8,962	498	311
924	Property insurance	-	-	-
925	Injuries and damages	87	4	10
926	Employee pensions and benefits	3,024	139	340
928	Regulatory commission expense	-	-	-
930.1	General advertising expenses	-	-	-
930.2	Miscellaneous general expenses	15,150	306	131
931	Rents	5,429	-	-
932	Maintenance of structures and equipment	-	-	-
403, 404	Depreciation and amortization expense	285	17	32
408	Taxes other than income taxes	1,611	74	182
409	Income taxes	646	-	-
410	Provision for deferred income taxes	-	-	-
411	Provision for deferred income taxes - credit	(610)	-	-
411.5	Investment tax credit	-	-	-
426.1	Donations	-	-	-
426.5	Other deductions	1	-	-
427	Interest on long-term debt	-	-	-
430	Interest on debt to associate companies	724	-	-
431	Other Interest expense	7	7	-

	TOTAL	$71,498	$3,176	$4,589

ACCOUNT	DESCRIPTION OF ITEMS	DEPARTMENT OR SERVICE FUNCTION

		Information Technology	Accounting Services	General Accounting

920	Salaries and wages	$12,338	$2,200	$3,598
921	Office supplies and expenses	11,438	504	390
922	Administrative expense transferred - credit	-	-	-
923	Outside services employed	7,452	521	180
924	Property insurance	-	-	-
925	Injuries and damages	50	9	14
926	Employee pensions and benefits	1,740	318	487
928	Regulatory commission expense	-	-	-
930.1	General advertising expenses	-	-	-
930.2	Miscellaneous general expenses	14,497	148	68
931	Rents	5,393	36	-
932	Maintenance of structures and equipment	-	-	-
403, 404	Depreciation and amortization expense	163	28	45
408	Taxes other than income taxes	925	168	262
409	Income taxes	-	-	646
410	Provision for deferred income taxes	-	-	-
411	Provision for deferred income taxes - credit	-	-	(610)
411.5	Investment tax credit	-	-	-
426.1	Donations	-	-	-
426.5	Other deductions	-	-	1
427	Interest on long-term debt	-	-	-
430	Interest on debt to associate companies	-	-	724
431	Other interest expense	-	-	-

	TOTAL	$53,996	$3,932	$5,805

Annual Report of Utility Shared Services Corporation
For the Year Ended December 31, 2004

DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920
(thousands of dollars)

	DEPARTMENTAL SALARY EXPENSE

		INCLUDED IN AMOUNTS BILLED TO			NUMBER OF PERSONNEL

NAME OF DEPARTMENT OR SERVICE FUNCTION	TOTAL AMOUNT	PARENT COMPANY	OTHER ASSOCIATES	NON- ASSOCIATES	END OF YEAR

Human Resource & Payroll	$917	-	$917	-	16
Accounting Services	2,200	-	2,200	-	40
General Accounting	3,598	-	3,598	-	61
Information Technology	12,338	-	12,338	-	173
Supply Chain	3,099	-	3,099	-	41

TOTAL	$22,152	-	$22,152	-	331

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923
(thousands of dollars)

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED	SERVICES PROVIDED	AMOUNT
Legal Services
Hinman, Howard & Katell	Legal	$77

Auditing, Tax, Consulting
and Accounting Services
Deloitte & Touche	Consulting	$287
Other (3)	Various	76
	Subtotal	$363

Consulting Services
Accenture LLP	IT Augmentation Study	$134
Scribe Technologies	Statement Rendering Consolidation Project	120
Other (12)	Various	387
	Subtotal	$641

Other Outside Services
Alternative Business Systems	On Site Support	$2,458
Keane, Inc	Legacy App. Outsourcing	780
Xwave New England	Desktop Support	739
IBM	Information Technology	485
Advanced Computer Technologies	Consulting for IT Engineers	421
Manpower, Inc	Temporary Employment Services	378
Adecco	Temporary Employment Services	361
Microsoft	Information Technology	250
Direct mail of Maine	Staff Augmentation/Customer Pickup Service	243
ZeroChaos	Consulting and Payroll Services	176
DCC Services LLC	Information Technology	171
EnergyEast Telecommunications	Information Technology	166
Wesley, Brown and Bartle	Diversity Recruiting	120
New York State Electric & Gas Corp	Administrative Services	117
Other (75)	Various	1,016

	Subtotal	$7,881

	TOTAL OUTSIDE SERVICES EMPLOYED	$8,962

Annual Report of Utility Shared Services Corporation
For the Year Ended December 31, 2004

EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926
(thousands of dollars)

INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION	AMOUNT
Medical/Dental Insurance	$1,269
Pension	1,046
Other Postretirement Benefits	501
401(k) Contributions	169
Others	39

TOTAL	$3,024

GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1
(thousands of dollars)

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT
-

	TOTAL	-

MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2
(thousands of dollars)

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441(b)(2)) shall be separately classified.

DESCRIPTION	AMOUNT
IT Software	$10,388
IT Equipment - Hardware	3,541
IT General Disaster Recovery	425
Recruitment Expense	283
Materials Expense	234
Other Miscellaneous Items	279

TOTAL	$15,150

Annual Report of Utility Shared Services Corporation
For the Year Ended December 31, 2004

RENTS - ACCOUNT 931
(thousands of dollars)

INSTRUCTIONS:  Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

TYPE OF PROPERTY	AMOUNT
Facilities Rent	$60
Equipment Rent	5,369

TOTAL	$5,429

TAXES OTHER THAN INCOME TAXES - ACCOUNT 408
(thousands of dollars)

INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) Other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

KIND OF TAX	AMOUNT
Other Than U.S. Government Taxes:
State Unemployment	-
Property Tax	-

Subtotal	-
U.S. Government Taxes:
Social Security Taxes	1,604
Federal Unemployment	7

Subtotal	1,611

TOTAL	$1,611

DONATIONS - ACCOUNT 426.1
(thousands of dollars)

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1, "Donations", classifying such expense by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT
-

	TOTAL	-

Annual Report of Utility Shared Services Corporation
For the Year Ended December 31, 2004

OTHER DEDUCTIONS - ACCOUNT 426.5
(thousands of dollars)

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.

DESCRIPTION	NAME OF PAYEE	AMOUNT
Miscellaneous	Others	$1

	TOTAL	$1

SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

     See SCHEDULE XIV - Notes to Financial Statements.

Annual Report of Utility Shared Services Corporation
For the Year Ended December 31, 2004

ORGANIZATION CHART

Service Function
President	General Management
Vice President, Treasurer & Secretary	Treasury, Corporate Finance, Secretary, Accounting, Reporting and Regulatory Management
Vice President - Information Technology	Information Technology
Vice President - Supply Chain	Procurement, Materials Management, and Fleet Management

Annual Report of Utility Shared Services Corporation
For the Year Ended December 31, 2004

METHODS OF ALLOCATION

The allocation of expenses not directly attributable to a particular Client Company are based on the following factors:

Allocations related to Distributed Services

The following ratios are used to allocate costs for services not directly assigned but pooled and allocated based on a causal measurement:

Regulated Global Allocator Factor (5) - This formula is determined annually based on the average of gross plant (original plant in service), gross payroll charges (salaries and wages, including overtime, shift premium and lost time, but excluding pension, payroll taxes and other employee benefits) and gross revenues during the previous calendar year and may be adjusted for any known and reasonable quantifiable events or at such time as may be required due to significant changes. This formula is commonly referred to as the Massachusetts Formula, but it is limited to only the data of the regulated utility affiliates benefiting from the performance of a service.

Annual Report of Utility Shared Services Corporation
For the Year Ended December 31, 2004

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

The following annual statement was supplied to each associate company in support of the amount of compensation for use of capital billed during 2004:

A.   Amount of interest billed to associate companies is contained on page 11, Analysis of Billing.

B.   Amount of interest Utility Shared Services Corporation pays Energy East Corporation is based on Energy East Corporation's weighted average cost of Capital. Interest is billed to associate companies based on the regulated global allocation factor.

Annual Report of Utility Shared Services Corporation
For the Year Ended December 31, 2004

Signature

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the U.S. Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.
May 2, 2005	Utility Shared Services Corporation By: /s/Rachel M. Michaud Rachel M. Michaud Vice President, Treasury and Secretary